Exhibit 21.1

SUBSIDIARIES OF RIMAGE CORPORATION

Name	Jurisdiction of Incorporation	Percent Owned

Rimage Europe GmbH	Germany	100.0%

Rimage Japan Co., Ltd.	Japan	100.0%

Rimage Holdings (Singapore) Pte., Ltd.	Singapore	100.0%

Rimage Information Technology (Shanghai) Co., Ltd.	China	51.0%

Qumu, Inc.	California	100.0%